July 2, 2019

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
Room 1512 Block 4 Kang Yuan Zhihui Gang
No 50 Jialingjiang East Road
Jiangsu Province 210000
PRC

       Re: Oriental Culture Holding LTD
           Draft Registration Statement on Form F-1/A
           Amended on June 24, 2019
           CIK No. 0001776067

Dear Ms. Ni:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1/A

Corporate History and Structure, page 3

1. We note your response to prior Comment Two. Please revise to restore the chart from your initial filing that you omitted from the amendment, so that the company's corporate structure both as of the date of the prospectus, as well as upon completion of the offering, are included in your prospectus. When you revise, please also reflect that the dotted line between Outside PRC and Inside PRC should be adjusted to reflect that Nanjing Rongke
       Business Consulting Service Co. Ltd., the WFOE, is inside the PRC.
 Lijia Ni
Oriental Culture Holding LTD
July 2, 2019
Page 2
Consolidated Financial Statements
Note 1 - Nature of business and organization, page F-7

2. We note on May 8, 2019, Oriental Culture completed its reorganization of entities under common control of various shareholders. Please explain to us the basis for your conclusion that the entities in the reorganization were under common control. As part of your response, please identify for us the significant shareholders of China International
      Assets and Equity of Artworks Exchange Limited and Jiangsu Yanggu Culture Development Co., Ltd immediately prior to the reorganization and indicate for us the
      percentage ownership that was held by each shareholder in each entity.
        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameLijia Ni
                                                           Division of
Corporation Finance
Comapany NameOriental Culture Holding LTD
                                                           Office of
Telecommunications
July 2, 2019 Page 2
cc:       Jeffrey Li
FirstName LastName